                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                           (AMENDMENT NO. _________)*

                              CHILES OFFSHORE INC.
                                (Name of Issuer)

                      Common Stock, par value .01 per share
                         (Title of Class of Securities)

                                   16888M 10 4
                                 (CUSIP Number)

                              Cary A. Moomjian, Jr.
                  Vice President, General Counsel and Secretary
                        ENSCO International Incorporated
                               2700 Fountain Place
                                1445 Ross Avenue
                            Dallas, Texas 75202-2792
                                 (214) 922-1500

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
                                Baker & McKenzie
                                 Daniel W. Rabun
                            2300 Trammell Crow Center
                                2001 Ross Avenue
                               Dallas, Texas 75201
                                 (214) 978-3000

                                  May 14, 2002
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 16888M 10 4

------------------------------------------------------------------------------------------------------------------------
   1     Names of reporting persons.
         ENSCO International Incorporated

         I.R.S. Identification Nos. of above persons (entities only).
         I.R.S. Identification No. 76-0232579
------------------------------------------------------------------------------------------------------------------------

   2     Check the appropriate box if a member of a group (See Instructions)                          (a) __
                                                                                                      (b) __
------------------------------------------------------------------------------------------------------------------------

   3     SEC use only
------------------------------------------------------------------------------------------------------------------------

   4     Source of funds (See Instructions)                                                             OO
------------------------------------------------------------------------------------------------------------------------

   5     Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)            [ ]

------------------------------------------------------------------------------------------------------------------------

   6     Citizenship or place of organization                                                   State of Delaware
------------------------------------------------------------------------------------------------------------------------

       Number of            7     Sole voting power                                                     None
         Shares
                         -----------------------------------------------------------------------------------------------

      Beneficially          8     Shared voting power                                                 7,511,071
         Owned
                         -----------------------------------------------------------------------------------------------

        By each             9     Sole dispositive power                                                None
       Reporting
                         -----------------------------------------------------------------------------------------------

         Person            10     Shared dispositive power                                              None
          with
------------------------------------------------------------------------------------------------------------------------

   11    Aggregate amount beneficially owned by each reporting person                               7,511,071 *
------------------------------------------------------------------------------------------------------------------------

   12    Check if the aggregate amount in row (11) excludes certain shares (See                         [ ]
         Instructions)
------------------------------------------------------------------------------------------------------------------------

   13    Percent of class represented by amount in row (11)                                            37.0%
------------------------------------------------------------------------------------------------------------------------

   14    Type of reporting person (See Instructions)                                                    CO
------------------------------------------------------------------------------------------------------------------------

* Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by ENSCO International Incorporated that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.           SECURITY AND ISSUER

         This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share, of Chiles Offshore Inc., a Delaware Corporation ("Chiles"). The principal executive offices of Chiles are located at 11200 Richmond Avenue, Suite 490, Houston, Texas 77082.

ITEM 2.           IDENTITY AND BACKGROUND

(a)-(c), (f) The name of the corporation filing this Statement is ENSCO International Incorporated, a Delaware corporation ("ENSCO"). The address of ENSCO's principal business is 2700 Fountain Place, 1445 Ross Avenue, Dallas, Texas 75202. ENSCO is an international offshore contract drilling company that also provides marine transportation services. The name, citizenship, business address and present principal occupation of each executive officer and director of ENSCO is listed on Schedule A attached hereto.

(d) Neither ENSCO nor, to ENSCO's knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(d).

(e) Neither ENSCO nor, to ENSCO's knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(e).

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As described in response to Item 4, the Shares (defined below) to which this Statement relates have not been purchased by ENSCO. As an inducement for ENSCO to enter into the Merger Agreement described in Item 4 and in consideration thereof, certain stockholders of Chiles listed on Schedule B attached hereto (the "Stockholders") entered into voting agreements dated as of May 14, 2002, with respect to 7,511,071 shares (the "Shares") of Chiles common stock (the "Voting Agreements"). Copies of the Voting Agreements are attached hereto as Exhibits 2-5. ENSCO did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreements, but in conjunction with the execution of the SEACOR SMIT Inc. Voting Agreement, SEACOR SMIT Inc. did agree to terminate certain related party contracts with Chiles as of the effective time of the Merger as more particularly described in Section
2.6 of the Voting Agreement.

ITEM 4.           PURPOSE OF TRANSACTION

(a)-(b) Pursuant to a Merger Agreement dated as of May 14, 2002 (the "Merger Agreement"), by and among ENSCO, Chore Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of ENSCO ("Merger Sub"), and Chiles, and subject to the conditions set forth therein (including approval by 66 2/3% of the stockholders of Chiles and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976), Chiles will merge with and into Merger Sub (the "Merger"). Once the Merger is consummated, Chiles will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Chiles will be merged into Merger Sub with Merger Sub remaining as the surviving corporation (the "Surviving Corporation").

         As a result of the Merger, each outstanding share of Chiles common stock, other than (i) shares held by ENSCO, Merger Sub or Chiles, if any, and
(ii) dissenting shares, if any, will be converted into the right to receive (a)
0.6575 of a share of ENSCO common stock (the "Common Stock Consideration") and
(b) $5.25 in cash (the "Cash Consideration" and together with the Common Stock Consideration, the "Merger Consideration"). All such shares of Chiles common stock will no longer be outstanding and will automatically be canceled and retired and cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive the Merger Consideration payable in respect of such shares of Chiles common stock. Each share of the common stock of Merger Sub outstanding immediately prior to the effective time of the Merger will remain outstanding as a share of common stock of the Surviving Corporation.

         To facilitate the consummation of the Merger, the Stockholders have, by executing the Voting Agreements, and subject to the terms thereof, agreed to vote the Shares beneficially owned by them as described below. Pursuant to the Voting Agreements, the Stockholders have agreed, at any meeting of the stockholders of Chiles and on every action or approval by written consent in lieu of such a meeting, to vote (or cause to be voted) their shares (a) in favor of approval of adoption of the Merger Agreement and each of the transactions contemplated by the Merger Agreement (the "Contemplated Transactions"), and any actions required in furtherance thereof and (b) against any action, agreement, transaction or acquisition proposal that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Chiles contained in the Merger Agreement (or of Stockholders contained in the Voting Agreements) or that might hinder, delay, impede or frustrate the Merger or the Contemplated Transactions. The Stockholders retain the right to vote the Shares in their discretion with respect to matters other than those identified in the Voting Agreements. Under the Voting Agreements, the Stockholders may not sell, transfer, assign, convey or otherwise dispose of any interest in or title to any of the Shares except as provided in the Voting Agreements or by operation of law pursuant to the Merger. The Voting Agreements terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement for any reason whatsoever or (iii) written notice by ENSCO to Stockholders of termination of the Voting Agreements. In the Voting Agreements, the Stockholders have granted irrevocable proxies to Carl F. Thorne, Chairman and Chief Executive Officer of ENSCO, and C. Christopher Gaut, Senior Vice President and Chief Financial Officer of ENSCO ("Irrevocable Proxies"), to vote the Shares as ENSCO, in its sole discretion, will deem proper, with respect to the matters covered by the Voting Agreements. The purpose of the Voting Agreements is to enable ENSCO and Chiles to consummate the Merger and the Contemplated Transactions.

(c) Not applicable.

(d) Upon the consummation of the Merger, the directors and officers of Merger Sub immediately prior to the effective time of the Merger will be the directors and officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified. The current directors and officers of Chiles, upon consummation of the Merger, will not be directors and officers of the Surviving Corporation.

(e) Other than as a result of the Merger described in Item 4(a)-(b) above, not applicable.

(f) Upon consummation of the Merger, Chiles will cease to exist as a separate corporation.

(g) The Merger Agreement contains provisions that, among others, limit the ability of Chiles to amend its certificate of incorporation, bylaws, or instruments corresponding thereto. It also limits Chiles' ability to engage in a transaction that would entail a change of control of Chiles during the pendency of the Merger Agreement; more specifically, as described in Section 4.3 of the Merger Agreement, a copy of which is attached to this Statement as Exhibit 1, Chiles has agreed, with certain exceptions described in such Section 4.3, not to directly or indirectly solicit, initiate, encourage, induce or facilitate the making, submission or announcement of, any acquisition proposal or take any action that could reasonably be expected to lead to an acquisition proposal other than ENSCO's. Furthermore, Chiles has agreed to cease all existing discussions as of the date of the Merger Agreement with any person with respect to any acquisition proposal.

         Additionally, as more specifically described in Section 2.3 of each Voting Agreement, copies of which are attached to this Statement as Exhibits 2-5, the Stockholders have agreed, with certain exceptions described in such
Section 2.3, not to, solicit, initiate, encourage, induce or facilitate the making, submission or announcement of, any acquisition proposal; furnish information regarding Chiles and its subsidiaries in connection with or in response to an acquisition proposal or inquiries with respect to such acquisition proposal; engage in negotiations with respect to any acquisition proposal; approve, endorse or recommend any acquisition proposal; enter into any letter of intent or contract contemplating or otherwise relating to any acquisition transaction; enter into any contract that could reasonably be expected to materially facilitate or is designed to facilitate an acquisition proposal or take any action that could reasonably be expected to lead to an acquisition proposal. Furthermore, the Stockholders have agreed to cease all existing discussions as of the date of the Merger Agreement with any person with respect to any acquisition proposal.

(h)-(i) If the Merger is consummated as planned, the Chiles common stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the American Stock Exchange.

(j) Other than as described above, ENSCO currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although ENSCO reserves the right to develop such plans).

         References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements included as Exhibits to this Statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As a result of the Voting Agreements, ENSCO may be deemed to be the beneficial owner of the 7,511,071 Shares of Chiles common stock subject to the Voting Agreements. Such Chiles common stock constitutes approximately 37.0% of the issued and outstanding shares of Chiles common stock based on the number of shares of Chiles common stock outstanding as of May 14, 2002 (as represented by Chiles in the Merger Agreement, 20,293,732 shares of Chiles common stock were outstanding as of May 14, 2002). ENSCO has the power to vote (or to direct the vote of) the Shares with respect to those specific matters described in the Voting Agreements. Each Stockholder retained the right to vote its Shares on all matters other than those specifically identified in the Voting Agreements. Therefore, the Stockholders and ENSCO have shared voting power with respect to the Shares. ENSCO (i) is not entitled to any other rights as a stockholder of Chiles as to the Shares subject to the Voting Agreements and (ii) disclaims any beneficial ownership with respect to the Shares.

          To the knowledge of ENSCO, no shares of Chiles common stock are beneficially owned by any of the persons listed on Schedule A to this Statement, except for such beneficial ownership, if any, arising solely from the Irrevocable Proxies granted pursuant to the Voting Agreements.

 (c) As described in Items 3 and 4 of this Statement, ENSCO entered into the Voting Agreements and the Merger Agreement within the last 60 days.

 (d) To the knowledge of ENSCO, no person, other than the Stockholders as set forth on Schedule B, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Chiles deemed to be beneficially owned by ENSCO.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than pursuant to the Merger Agreement and the Voting Agreements, to the knowledge of ENSCO, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and in Schedule A and among such persons and any other person with respect to any securities of Chiles, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

                                        DESCRIPTION

1. Merger Agreement, dated as of May 14, 2002, by and among ENSCO International Incorporated, Chore Acquisition, Inc. and Chiles Offshore Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by ENSCO on May 16, 2002).

2. Voting Agreement, dated May 14, 2002, between ENSCO International Incorporated and Luis Morphy (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by ENSCO on May 16, 2002).

3. Voting Agreement, dated May 14, 2002, between ENSCO International Incorporated and Javier Morphy (incorporated by reference to Exhibit 99.2 of the Form 8-K filed by ENSCO on May 16, 2002).

4. Voting Agreement, dated May 14, 2002, between ENSCO International Incorporated and Patricio Morphy (incorporated by reference to Exhibit 99.3 of the Form 8-K filed by ENSCO on May 16, 2002).

5. Voting Agreement, dated May 14, 2002, between ENSCO International Incorporated and SEACOR SMIT Inc. (incorporated by reference to Exhibit 99.4 of the Form 8-K filed by ENSCO on May 16, 2002).

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    ENSCO INTERNATIONAL INCORPORATED


Date:  May 21, 2002                 By: /s/ H. E. MALONE
                                        ---------------------------------------
                                        Name:   H. E. Malone
                                        Title:  Vice President


Date:  May 21, 2002                 By: /s/ DAVID A. ARMOUR
                                        ---------------------------------------
                                        Name:   David A. Armour
                                        Title:  Controller

                                   SCHEDULE A

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                        ENSCO INTERNATIONAL INCORPORATED

                    Executive Officers and Employee Director

         The name, citizenship, business address, and present principal occupation or employment of each of the executive officers and the employee director of ENSCO International Incorporated are set forth below.

Name (1)                      Principal Occupation
--------                      --------------------

Carl F. Thorne                Chairman of the Board, Chief Executive Officer and
                              Director

William S. Chadwick, Jr.      Senior Vice President, Member of the Office of the
                              President Chief Operating Officer

C. Christopher Gaut           Senior Vice President, Chief Financial Officer, Member
                              of the Office of the President Chief Operating Officer

Richard A. Wilson             Executive Vice President

Eugene R. Facey               Vice President - Engineering

Richard A. LeBlanc            Vice President-Corporate Finance, Investor Relations &
                              Treasurer

H. E. Malone                  Vice President - Accounting, Tax & Information Systems

Cary A. Moomjian, Jr.         Vice President, General Counsel and Secretary

David A. Armour               Controller

Robert O. Isaac               Assistant Secretary

Philip J. Saile               President of ENSCO Offshore International Company

(1) Each individual named in the above table is a citizen of the United States and employed by ENSCO International Incorporated except for Mr. Philip J. Saile who is an officer of ENSCO Offshore International Company. The address of ENSCO's principal executive office is 2700 Fountain Place, 1445 Ross Avenue, Dallas, Texas 75202. The address of ENSCO Offshore International Company's principal executive office is Hamma Building, #1 Lane Hill, Pernbrooke Parish, Hamilton, Bermuda.

                             Non-Employee Directors

         The name, citizenship, business address, and present principal occupation or employment of each of the non-employee directors of ENSCO International Incorporated are set forth below.

Name (2)                                 Principal Occupation                   Business Address
----                                     --------------------                   ----------------

David M. Carmichael                      Private Investor                       910 Travis Street, Suite 1930
                                                                                Houston, Texas 77002

Gerald W. Haddock                        Private Investor                       Haddock Investments
                                                                                210 W. 6th Street, Suite 1206
                                                                                Fort Worth, Texas 76102

Thomas L. Kelly II                       General Partner                        CHB Capital Partners
                                                                                511 16th Street, Suite 600
                                                                                Denver, Colorado 80202

Morton H. Meyerson                       Chairman and Chief Executive           2M Companies, Inc.
                                         Officer, 2M Companies, Inc.            3401 Armstrong Avenue
                                                                                Dallas, Texas 75205-3949

Paul E. Rowsey, III                      President, Eiger, Inc.                 Eiger, Inc.
                                                                                500 Crescent Court, Suite 300
                                                                                Dallas, Texas 75201

Joel V. Staff                            Private Investor                       San Felipe Plaza
                                                                                5847 San Felipe, Suite 1700
                                                                                Houston, Texas 77057

(2) Each individual named in the above table is a citizen of the United States.

                                   SCHEDULE B

                        PARTIES TO THE VOTING AGREEMENTS

                                                                                Percentage of Ownership of
   Stockholder Parties to the        Number of Shares of Chiles Common     Outstanding Shares of Chiles Common
         Voting Agreement                Stock Beneficially Owned               Stock as of May 14, 2002
   --------------------------        ---------------------------------     -----------------------------------

Luis Alvarez Morphy                                       822,434                                4.0%
Javier Alvarez Morphy                                     822,434                                4.0%
Patricio Alvarez Morphy                                 1,034,802                                5.1%
SEACOR SMIT Inc.                                        4,831,401                               23.8%

                                  EXHIBIT INDEX





EXHIBIT NO.                             DESCRIPTION
-----------                             -----------

1.                Merger Agreement, dated as of May 14, 2002, by and among ENSCO
                  International Incorporated, Chore Acquisition, Inc. and Chiles
                  Offshore Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by ENSCO on May 16, 2002).

2.                Voting Agreement, dated May 14, 2002, between ENSCO
                  International Incorporated and Luis Morphy (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by ENSCO on May 16, 2002).

3.                Voting Agreement, dated May 14, 2002, between ENSCO
                  International Incorporated and Javier Morphy (incorporated by reference to Exhibit 99.2 of the Form 8-K filed by ENSCO on May 16, 2002).

4.                Voting Agreement, dated May 14, 2002, between ENSCO
                  International Incorporated and Patricio Morphy (incorporated by reference to Exhibit 99.3 of the Form 8-K filed by ENSCO on May 16, 2002). 5. Voting Agreement, dated May 14, 2002, between ENSCO International Incorporated and SEACOR SMIT Inc.
                  (incorporated by reference to Exhibit 99.4 of the Form 8-K filed by ENSCO on May 16, 2002).



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